UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6

Mutiara Damansara, 47800 Petaling Jaya

Selangor Darul Ehsan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of Black Titan Corporation (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained herein as a result of risk factors some of which include, among other things, the Company’s ability to grow market share in its existing markets or any new markets it may enter, the Company’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows; anticipated technology trends and developments and the Company’s ability to address those trends and developments with its products and offerings, and the ability to protect information technology systems and platforms against security breaches or otherwise protect confidential information or platform users’ personally identifiable information.

On June 12, 2026 the Company announced its unaudited consolidated financial results for the six month period ended January 31, 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” or “our,” refer to Black Titan Corporation and its subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this report. Some of the information contained in this discussion and analysis is set forth elsewhere in this report, including information with respect to our plans and strategy for our business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in this report titled “Risk Factors.” Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Black Titan Corporation, incorporated on July 11, 2024 in the Cayman Islands, was formed solely to facilitate the merger between TTNP and TalenTec (the “Merger”), which occurred on October 1, 2025. On August 19, 2024, TTNP entered into a Merger Agreement with TalenTec. Upon consummation of the transactions contemplated by the Merger Agreement (the “Closing”) on October 1, 2025, TTNP and TalenTec are surviving entities and have become wholly owned subsidiaries of Black Titan Corporation.TTNP is incorporated in Delaware. and prior to the Merger, TTNP had substantially divested its operating assets and was pursuing strategic alternatives.

TalenTec seeks to deliver effective and cost-efficient human capital management (“HCM”) solutions to customers who have different levels of need and challenges. We work closely with our clients as one unit focusing on designing and implementing different applications for financial management, spend management, human capital management, planning, and analytics. We believe post implementation support is essential to customers, hence both our in-house expertise and the provision of maintenance, training and other support services to meet the different needs of customers. As a leading provider of HCM software in Malaysia, TalenTec has introduced numerous cutting-edge HCM solutions to that market, such as Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Oracle Fusion HCM, Sunfish HR, and Workday HCM, through our holistic, integrated and reliable services. The services and solutions offered encompass a wide range of human resource management needs, catering to various industries and supporting key aspects of the HR lifecycle.

We have applied our expertise with PeopleSoft Human Resource and Payroll and PeopleSoft Financials since 1993. With a 30-year plus track record, we have a strong, diverse client base, from medium-sized and large organizations within numerous industry categories, including financial services, hospitality, public sector, telecommunications, education, healthcare, and manufacturing. We operate directly in Malaysia and Singapore and with services partners in other parts of the Asia Pacific region. While we continue to expand our services partner arrangements to further support our customers, we are participating in development of an HCM cloud solution directed at the hospitality industry. We also intend to enlarge our regional presence in Southeast Asia by expanding our operations in Indonesia, Vietnam and Hong Kong; however these plans depend on successful completion of the HCM cloud solution and successful conclusion of discussions with a major vendor and successful completion of development of the HCM solution in which we are participating.

The HCM market in this region is changing significantly through the adoption of mobile applications, digitalization, and AI. We expect opportunities not only from existing and new client adoption of cloud-based software solutions, but also in providing the corresponding services that they require.

We have begun pursuing a digital asset treasury (“DAT+”) strategy as part of our broader capital allocation and corporate strategy initiatives in fiscal 2026. Our digital asset strategy, which we term “DAT+”, is an active management approach to our corporate digital asset treasury. Under this strategy, we intend, subject to market conditions, regulatory considerations, liquidity needs, and board oversight, to evaluate allocating a portion of our capital to digital assets and digital-asset-related opportunities, which may include holding certain digital assets as part of our corporate treasury and exploring ancillary blockchain-related initiatives.

The core of the DAT+ strategy is to treat digital assets not as passive investments, but as operational components that generate revenue and earnings. We identify and acquire tokens whose inherent utility serves as a gateway to a project’s income streams or products. This allows us to actively operate these assets to create tangible cash flow and a robust balance sheet, aligning with our fundamental duty to maximize value for our shareholders. Our approach is diversified; we do not concentrate our entire DAT funding into a single token but build a selective portfolio of high-potential projects where we can also support their growth.

The DAT+ strategy is in an early stage of development, and we have not yet made any material digital asset acquisitions. Our implementation of this strategy, if any, will depend on a number of factors, including prevailing market conditions, the availability of capital, regulatory developments, risk management considerations, and internal controls.

Certain Factors Affecting Our Performance

Impact of New Customer Acquisition

Our future growth is significantly contingent upon our capacity to attract new clients. If our efforts to attract new customers are unsuccessful, our revenue and rate of revenue growth may also decline. From our experience, our strategy of providing incident response and proactive services help tremendously our drive for new customers. Many organizations in Southeast Asia region have not yet adopted cloud-based HCM solutions, and, given our broad range of products and services tailored to organizations of varying sizes across multiple industries, we are optimistic about available expansion opportunities.

Impact of Maintaining Customer Retention and Increasing Sales

Our ability to increase revenue also depends in large part on our ability to retain our existing customers. We are dedicated to growing sales through our existing customer base by expanding our product offerings, augmenting support and enhancement services, and providing upgrade services. For the years ended July 31, 2024 and 2025, and six months ended January 31, 2026, our subscription renewal rate for our existing customers was 100%. While our SaaS subscription renewal rate remained at 100%, overall revenue during the period was affected by lower contributions from legacy on premise software maintenance services and fewer new implementation projects. Customer retention in our SaaS business has remained strong, and we continue to focus on growing recurring revenue.

Impact of Number of Consultants on Implementation and Maintenance

Our ability to increase revenue is heavily influenced by the number of consultants dedicated to implementation and maintenance services in the projects. These professionals are crucial in ensuring the punctual delivery of projects to our clients. Augmenting our team in these areas can significantly shorten the project implementation and sales cycles. Additionally, a strong sales force is indispensable for broadening our customer base by actively engaging with a larger pool of potential clients. We had 30 and 26 consultants respectively as of July 31, 2025 and January 31, 2026.

Impact of Digital Asset Regulation and Price Volatility

Digital asset regulatory frameworks worldwide are evolving quickly with inconsistent requirements across regions. Rules, licensing obligations and regulatory enforcement may limit our ability to deploy capital into digital assets, drive up compliance costs, or require material changes to or full suspension of the DAT+ strategy. In addition, digital asset prices are subject to extreme volatility. Sudden price fluctuations, liquidity constraints and shifting market sentiment could lead to asset impairment, financial losses or lower-than-expected returns on any digital assets we may acquire.

Key Financial and Operating Measures

We measure our business using annual recurring revenue and other non-GAAP financial measures to manage our business and monitor results of operations. We believe that the financial statements and the other financial data included in this report, including actual revenues for the periods disclosed below, have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States, or GAAP, and the regulations published by the SEC.

Annual Recurring Revenue

	Six months ended January 31,
	2025	2026

Software Maintenance Annual Recurring Revenue	$365,973	$557,182
Cloud-Subscription Annual Recurring Revenue	326,897	299,970
Total Annual Recurring Revenue	$692,870	$857,152

	Years ended July 31,
	2024	2025

Software Maintenance Annual Recurring Revenue	$1,056,766	$965,437
Cloud-Subscription Annual Recurring Revenue	291,565	342,071
Total Annual Recurring Revenue	$1,348,331	$1,307,508

Annual Recurring Revenue (“ARR”) represents the expected   annual billing amounts from all active maintenance and subscription agreements. ARR is calculated based on the contract Monthly Recurring Revenue (“MRR”) multiplied by 12. MRR is calculated based on the accounting adjusted total contract value divided by the number of months of the agreement based on the start and end dates of each contracted line item. The aggregate ARR calculated at the end of each reported period represents the value of all contracts that are active as of the end of the period, including those contracts that have expired but are still under negotiation for renewal. We typically allow for a grace period of up to six months past the original contract expiration quarter during which we engage in the renewal process before we report the contract as lost / inactive. This grace-period ARR amount has been less than 2% of the reported ARR in each period presented. If there is an actual cancellation of an ARR contract, we remove that ARR value at that time.

We believe ARR is an important metric for understanding our business since it tracks the annualized cash value collected over a 12-month period for all of our recurring contracts, irrespective of whether it is a maintenance contract on a perpetual license or a SaaS subscription contract. ARR is a non-GAAP financial measure and should be viewed independently of total revenue and deferred revenue related to our software and services contracts and is not intended to be combined with or to replace either of those items.

Maintenance Annual Recurring Revenue

Maintenance Annual Recurring Revenue (“Maintenance ARR”) is a non-GAAP financial measure and represents the portion of ARR only attributable to our maintenance contracts.

We believe that the Maintenance ARR is a helpful metric for understanding our business since it represents the approximate annualized cash value collected over a 12-month period for all our maintenance contracts. Maintenance ARR comes basically from maintenance contracts supporting our perpetual licenses. Maintenance ARR is recognized on the 12 months cycle. Any contracted maintenance revenue beyond the 12 months is considered as deferred revenue. As we continue to shift our focus from perpetual licenses to cloud-based subscriptions, we expect Maintenance ARR will decrease in future quarters.

Subscription Annual Recurring Revenue

Subscription Annual Recurring Revenue (“Subscription ARR”) is a non-GAAP financial measure and represents the portion of ARR only attributable to our subscription contracts.

We believe that Subscription ARR is a helpful metric for understanding our business since it represents the approximate annualized cash value collected over a 12-month period for all of our recurring subscription contracts. Subscription ARR, which excludes maintenance contracts on our perpetual licenses, provides an insight to our periodic performance and overall size and scale of our subscription business. This is especially important, as the Company continues to focus efforts on subscription-based licensing. Subscription ARR should be viewed independently of subscription revenue and deferred revenue related to subscription contracts and is not intended to be combined with or to replace either of those items.

Components of Results of Operations

Revenues

We provide our customers with HCM solutions using Oracle PeopleSoft HCM, Oracle PeopleSoft Financials, Sunfish Workplaze HR, and MiHCM Cloud, all of which are third party HCM software, developed and owned by different corporations. We derive our revenues from maintenance services, implementation services, SaaS subscription services, licensing and other services, including training services, sales of hardware and other supporting activities related to software.

Maintenance service revenues are generally recognized over time using an output-based method. The maintenance services provided to customers are based on Software Maintenance and Support Service Agreements signed with our customers. The duration of the services is normally between one to three years. Customers are generally billed in advance before the services are provided. Customers will have up to 45 days to make payments from the date of receipt of the original invoice. The fees vary based on different applications in use and the support model that is adopted, including the degree of support activities involved. The maintenance services can be either bundled with other relevant services or on its own. The maintenance and support services include troubleshooting, addressing and resolving a customer’s legitimate concerns. Maintenance service revenue accounted for approximately 42.5% and 36.0% of our total revenue for the years ended July 31, 2024 and 2025, respectively; and approximately 34.4% and 47.2% for the six months ended January 31, 2025 and 2026, respectively. Approximately 80% of the revenue generated from maintenance services is from the Oracle PeopleSoft HCM, with a small contribution from Oracle PeopleSoft Financials; the rest of the revenues were generated from Sunfish Workplaze HR and MiHCM Cloud solutions.

Implementation service revenues are recognized over time as services involve setting the system, configuration, customization work, loading customers’ data, testing and certification for production of the software, which are considered to be part of delivery activities. As each customer has different HR policies such as overtime wage rates, leave entitlements, claim metrics, performance appraisals, policy matters and statutory compliance, we deliver solutions that are highly configured and tailored to the different business needs of different customers. Our implementation contracts run typically from six to 18 months, with firm commitments for performance from both parties. We generally charge the customers based on the milestones listed in our scope of services. We may provide certain customers with flexible payment terms, and the timing of revenue recognition may differ from the timing of invoicing to our customers. Implementation services revenue accounted for approximately 39.3% and 38.2% of our total revenue for the years ended July 31, 2024 and 2025, respectively; and approximately 36.1% and 22.1% for the six months ended January 31, 2025 and 2026, respectively.

SaaS Subscription services revenues are generally recognized over time. The contract we sign with clients also includes relevant consultancy and implementation services bundled into a single performance obligation. Customers are typically charged a one-time upfront access fee for the use of the software solution. Our SaaS subscription contracts typically have a term of one to three years with very restrictive cancellation clauses. We generally invoice our customers quarterly, semi-annually or annually in advance for SaaS subscriptions. Subscription revenues are driven primarily by the number of user access, the headcount of the organization, and the specific application modules subscribed. Over time, these revenue variables will continue to expand, as the business of the customer grows. Subscription revenue accounted for approximately 13.0% and 12.7% of our total revenue for the years ended July 31, 2024 and 2025, respectively; and approximately 12.7% and 25.4% for the six months ended January 31, 2025 and 2026, respectively.

Licensing fee revenues are based on the conventional licensing model, in which the license to use the software is charged only once, up front. Subsequent revenues for the licensing are annual support and maintenance charges for the licensed software. The revenue from licensing fees is recognized at the point in which the software licenses are made available to a customer. The charging parameters for the licensing include the number of user access, the headcount, and the relevant licensed modules purchased. Over time, the revenues will continue to expand so long as the business and the needs of the customer grow. Licensing fee revenue accounted for approximately 4.5% and 4.2% of our total revenue for the years ended July 31, 2024 and 2025, respectively; and approximately 8.3% and 4.1% for the six months ended January 31, 2025 and 2026, respectively.

Other revenues are derived mainly from training services, sales of hardware and other support activities associated with software. Revenue is generally recognized over the service period. Revenues from these sources augment our core activities, i.e., implementation, maintenance, SaaS subscription services and licensing. Other revenues also generated from sales of hardware, for example, Facial Recognition (“FR”) access and attendance systems and closed-circuit television (“CCTV”). Other revenues accounted for approximately 0.8% and 8.9% of our total revenue for the years ended July 31, 2024 and 2025, respectively; and approximately 8.5% and 1.2% for the six months ended January 31, 2025 and 2026, respectively.

Our charging matrix depends on the types of services and activities provided to clients. We employ fixed charges with the option for variation orders for services related to a specific scope of work. For time and materials-based services, we charge usually by man-days utilized. For secondment services, we apply fixed charges based on the number of workdays, and we bill clients either weekly or monthly. We generally invoice our customers in arrears for our professional services. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed. In some cases, we supplement our consulting teams by subcontracting resources from our service partners and deploying them on customer engagements.

The mix of applications to which each customer subscribes can affect our financial performance, due to price differentials in our applications. Pricing for our applications varies based on many factors, including the number of users, the relevant application modules purchased or subscribed for, the size of the company in terms of head count, and in some cases the revenue of the company. New products or services offered by competitors in the future could also impact on the mix and pricing of our offerings.

Cost of Revenue and Expenses

Cost of revenues are comprised of the following:

In-house employee costs are primarily salaries and other personnel-related costs, including employee benefits and bonuses, for employees providing services to our customers.

Direct costs consist of costs of third-party intellectual property fees (that is basically licensing fee and related maintenance) that we sell to the customer, the amortization of services costs, an allocation of general overhead costs and referral fees. Direct costs of third-party intellectual property fees include amounts paid for third-party licenses and related maintenance that we sell as part of our solutions. We also purchase software licenses from software vendors on a wholesale basis and resell them to our customers with a mark-up. We also outsource some implementation work to third-party IT companies, depending on project requirements or in the event of resource constraints.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and employee-related expenses, marketing and advertising expenses, and depreciation and rental expenses related to marketing functions.

General and administrative expenses. General and administrative expenses consist of professional service fees, salaries and employee-related expenses for finance and accounting, legal, human resources, information systems personnel, and rental expenses related to general and administrative functions.

Results of Operations

The following table sets forth our consolidated statement of operations data for the periods indicated:

	Years ended		Six months ended
	July 31,		January 31,
	2024	2025	2025	2026
Revenues	$2,124,496	$2,683,126	$1,682,879	$1,179,735
Cost of revenues	1,437,661	1,798,198	1,061,883	864,079
Gross profit	686,835	884,928	620,996	315,656

Operating expenses:
Selling and marketing expenses	16,822	24,773	7,172	12,056
General and administrative expenses	551,353	634,105	295,470	3,300,862
Total operating expenses	568,175	658,878	302,642	3,312,918

Income/(loss) from operations	118,660	226,050	318,354	(2,997,262)

Interest expenses, net	(48,329)	(13,905)	(4,330)	(20,193)
Other income/(expenses), net	82,896	(2,234)	(19,056)	(70,725)
Total other income/(expenses), net	34,567	(16,139)	(23,386)	(90,918)

Income/(loss) before income taxes	153,227	209,911	294,968	(3,088,180)
Income tax expense	-	-	-	4,332
Net income/(loss)	$153,227	$209,911	$294,968	$(3,092,512)

Operations in Malaysia accounted for 98.6% and 97.7% of revenue for the years ended July 31, 2024 and 2025, respectively; and 98.6% and 96.3% for the six months ended January 31, 2025 and 2026, respectively.

Comparison of six months ended January 31, 2025 and 2026

Revenues

Revenue sources are as follows:

	Six months ended January 31,
	2025	2026	Variance
Maintenance services	$579,709	$557,182	(3.9)%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	514,156	444,143	(13.6)%
Sunfish HR Solution	45,530	77,554	70.3%
MiHCM Cloud	20,023	35,485	77.2%
Implementation services	607,813	260,141	(57.2)%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	530,157	243,472	(54.1)%
Sunfish HR Solution	57,222	16,669	(70.9)%
MiHCM Cloud	19,169	-	(100.0)%
Dayforce HCM	1,265	-	(100.0)%
SaaS Subscription services	213,261	299,970	40.7%
Sunfish HR	150,268	223,593	48.8%
MiHCM	62,634	76,377	21.9%
Licensing	139,105	48,213	(65.3)%
Oracle PeopleSoft HCM/Oracle PeopleSoft Financials	133,315	48,213	(63.8)%
Sunfish HR Solution	5,789	-	(100.0)%
Other	142,991	14,229	(90.0)%
Total revenues	$1,682,879	$1,179,735	(29.9)%

Revenues

Revenue generated from licensing services is one-time revenue and influenced by the number of new clients acquired. Once the new clients have licensed to a software product, they would have perpetual rights to use the software. If clients require upgrade version of the product or new function, we will offer implementation and maintenance services. Hence, revenues from implementation and maintenance services are highly generated by existing customers. Given the market’s continuing momentum shift to cloud-based digitalization solutions, more new clients are looking for cloud-based solutions. We will continue to acquire new clients by expanding the sales force and network and to ensure the consultants to reduce time lags on delivery projects.

Total revenues decreased $503,144, or 29.9%, from $1,682,879 for the six months ended January 31, 2025 to $1,179,735 for the same period of 2026, due principally to the decrease in implementation service revenues and other revenues.

Maintenance service revenues decreased slightly by $22,527, or 3.9%, from $579,709 for the six months ended January 31, 2025 to $557,182 for the same period of 2026. The slight decrease was primarily caused by a lower renewal from existing maintenance services customers and some contracts have scaled down  . We expect the maintenance revenues, especially from Sunfish HR Solution will continue to increase.

Implementation service revenues decreased by $347,672, or 57.2%, from $607,813 for the six months ended January 31, 2025 to $260,141 for the same period of 2026. The decrease was mainly due to fewer new implementation projects secured in Oracle PeopleSoft HCM/Oracle PeopleSoft Financials compared to prior period. We will continue to capitalize on market opportunities and expand our businesses in the following periods.

Revenues generated from SaaS subscription services increased by $86,709, or 40.7%, from $213,261 for the six months ended January 31, 2025 to $299,970 for the same period of 2026. The increase in revenue shows the increasing market demand for cloud solutions. We will continue to focus on increasing SaaS adoption among new and existing clients and expect the business volume to continue with the upward trend with corresponding growth in the revenue in future periods.

Revenue generated from licensing services decreased by $90,892, or 65.3%, from $139,105 for the six months ended January 31, 2025 to $48,213 for the same period of 2026. The decrease was mainly due to a decrease of business volume.

Revenue generated from other services decreased by $128,762, or 90.0%, from $142,991 for the six months ended January 31, 2025 to $14,229 for the same period of 2026. During the six months ended January 31, 2025, there were other revenues generated from sales of hardware infrastructure and on-going maintenance of the device, which we did not occur during the same period of 2026, which resulted in the significant decrease in revenue from other services for the period. With the growing adaptation of AI technology, we anticipate increasing demand from customers who need hardware infrastructure and software integration services.

Cost of Revenues and expenses

Our costs and expenses for the six months ended January, 2025 and 2026 were as follows:

	Six months ended January 31,
	2025	2026	Variance
Cost of revenues
In-House Employee costs:
Salaries	$380,716	$377,616	(0.8)%
Benefits and bonus	71,496	49,974	(30.1)%
Direct costs:
Third-party licenses	595,176	430,024	(27.7)%
Referral fees	14,495	6,465	(55.4)%
Total cost of revenues	$1,061,883	$864,079	(18.6)%

Selling and marketing expenses	7,172	12,056	68.1%
General and administrative expenses	295,470	3,300,862	1,017.2%
Total operating expenses	$302,642	$3,312,918	994.7%
Total cost of revenues and operating expenses	$1,364,525	$4,176,997	206.1%

Total cost of revenues and operating expenses increased by $2,812,472, or 206.1%, primarily due to the increase in general and administrative expenses.

Cost of revenues

Cost of revenues has decreased by $197,804, or 18.6% compared with the same period 2025, primarily due to the decrease in third party license cost, the trend of which is consistent with the revenue decreases.

Selling and Marketing

Selling and marketing expenses increased by $4,884, or 68.1% compared with the same period of 2025.

We expect selling and marketing expenses to increase in absolute terms as we continue to invest in our domestic and international marketing activities to expand awareness of our brand and product offerings to attract new and existing customers. With the growing number of data centers being built, the demand for systems software such as security and networking solutions and cloud-based HCM solutions will increase in Malaysia, Indonesia, Vietnam and Hong Kong. The significant push for digital transformation by local businesses is expected to further bolster the adoption of HCM solutions, as organizations seek to streamline HR processes and adapt to evolving work environments. Consequently, our management team is expanding services related to digitalization, leading to increased sales and marketing expenses.

General and Administrative

General and administrative expenses increased by $3,005,392, or 1,017.2% compared with the same period of 2025, which is primarily due to the approximately $1.8 million increase of professional service fees and the $0.8 million of the accrued one-time severance payment to settle the dispute with Mr. Lazar, discussed in Note 6 to the financial statements.

Other expenses, net

Other expenses, net in the six months ended January 31, 2026 increased compared with the same period 2025, which was mainly due to the loss on fair value change of derivative liability of $92,562.

Liquidity and Capital Resources

We have been financing our operations through existing cash and bank balances, cash generated from our operations and external sources of funds, which consist of equity and debt financing. As of January 31, 2026, we had cash, cash equivalents and restricted cash totaling $4,604,980. We generated a net profit of $209,911 and net cash provided by operating activities of $394,218 for the year ended July 31, 2025. We incurred net loss of $3,092,512 and net cash used in operating activities of $3,966,928 for the six months ended January 31, 2026.

On January 16, 2026, we entered into securities purchase agreement (the “SPA”) and Registration Rights Agreement (the “RRA”) with an institutional investor (the “Buyer”) relating to the issuance and sale of a series of original issue discount senior unsecured convertible notes for up to an aggregate principal amount of $200,000,000 (the “Notes”). The Notes are convertible into our ordinary shares, par value $0.001 per share. On January 16, 2026, we issued and sold to the Buyer a Note in the original principal amount of $1,515,000 (the “Initial Note”), at the maturity on January 16, 2028 unless earlier converted, and received proceeds of $1,192,450 in cash, net of transaction fees. The undrawn capacity remains $198,485,000 under the SPA.

Our long-term future capital requirements depend on many factors, including the effects of macroeconomic trends, customer growth rates, subscription renewal activity, the expansion of sales and marketing activities, and the introduction of new and enhanced services offerings. Given the post-pandemic growth of economic in APAC region and the trend on developing high-standard digital trade rules that promote cross-border data flows and discourage data localization, management has embarked on a development HCM cloud solution and scheduled to roll out the beta version of the software in the 2026 second fiscal quarter.

Our cash flows for the six months ended January 31, 2025 and 2026 were as follows:

	Six months ended January 31,
	2025	2026
Net cash provided by/(used in):
Operating activities	$189,245	$(3,966,928)
Investing activities	(113,489)	1,943,195
Financing activities	(426,104)	5,203,100
Effect of exchange rate changes	53,916	241,682
Net (decrease)/increase in cash, cash equivalents, and restricted cash	$(296,432)	$3,421,049

Operating Activities

For the six months ended January 31, 2025, cash flow provided by operating activities was primarily generated from accounts receivable billings and improvement of cash collections from customer advances. For the six months ended January 31, 2026, operating cash flows was mainly used in the payment of professional service fees.

Investing Activities

Cash used in investing activities was $113,489 for purchase of computer equipment and office renovation in the six months ended January 31, 2025. For the six months ended January 31, 2026, we primarily obtained cash from the reverse merger of $1,955,450.

Financing Activities

For the six months ended January 31, 2025, cash used in financing activities was $426,104, which was mainly due to a $302,277 repayment of short-term borrowings and $123,827 payment of deferred offering cost.

For the six months ended January 31, 2026, we primarily generated cash from financing activities of (i) the issuance of 5,500 Series A Preferred Shares in October 2025 for $5,500,000 cash consideration; (ii) issuance of convertible notes for $1,192,450 net cash received; which is partially deducted by (i) $1,071,025 cash payment for the settlement of warrants; and (ii) $252,741 payment for the offering costs for our shares.

Borrowings

Our borrowings consist of a long-term term loan from commercial bank as of January 31, 2026, which will mature on February 2026. Key terms regarding the borrowings are disclosed under Note 7 to the unaudited condensed consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgments, and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to the unaudited condensed consolidated financial statements, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Fair value of embedded derivative

On January 16, 2026, we issued and sold to an institutional investor a convertible note in the original principal amount of $1,515,000, of which the conversion feature was bifurcated as a separate unit of liability account (a “derivative liability”) and measured at fair value as it is not clearly and closely related to the debt host contract based on our evaluation. The fair value of the derivative liability was determined using binomial model that require judgments, key assumptions of which included discount rate, risk-free rate, dividend yield and volatility. The fair value was determined by management with the assistance of an independent third-party valuation specialist.

Revenue Recognition

We generally recognize revenue from the sale of services as the services are performed, which is typically ratably over the term of a contract, which we believe to be the best measure of progress. We recognize revenues as we satisfy performance obligations to our customers in an amount reflecting the total consideration we expects to receive from the customer.

Identification of Performance Obligations

Our primary performance obligations consist of maintenance services, implementation services, SaaS subscription services, licensing and others. We satisfy these performance obligations over time as we transfer the promised services to our customers, except for the licensing fee. Revenue for a licensing fee is recognized at the point in which software licenses are made available to a customer. Maintenance, implementation, SaaS subscription and other supporting services consist of daily requirements to deliver service to the customer. Each day, the delivery of the service provides value to the customer, and each day represents a measure toward completion of the service. As such, these professional services meet the criteria to be a series of distinct services. In determining whether these professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date, and the contractual dependence of the service on the customer’s satisfaction with the professional services work. To date, we have concluded that the above-mentioned professional services included in contracts with multiple performance obligations are generally distinct services. As such, we view each professional service as a single performance obligation to the customer.

At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

Income Taxes

We account for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The expense is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We did not accrue any liability, interest or penalties related to uncertain tax positions in our provision for income taxes for the years ended July 31, 2024 and 2025 and for the six months ended January 31, 2025 and 2026, respectively. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recent Accounting Pronouncements

See Note 2 to the unaudited condensed consolidated financial statements for a full description of recent accounting pronouncements.

BLACK TITAN CORPORATION

F-1

BLACK TITAN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data, or otherwise noted)

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$575,111	$3,932,478
Restricted cash	608,820	672,502
Accounts receivable, net	167,153	50,573
Deferred costs	345,780	275,118
Deferred offering cost	710,300	-
Prepaid expenses and other current assets	55,731	4,363,461
Total current assets	2,462,895	9,294,132

Non-current assets:
Property and equipment, net	107,965	117,836
Right-of-use asset	151,642	130,304
Total non-current assets	259,607	248,140

TOTAL ASSETS	$2,722,502	$9,542,272

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$289,246	$376,208
Notes payable	130,910	-
Contract liabilities	573,312	218,047
Accrued expenses and other current liabilities	603,504	1,342,565
Borrowings	19,597	3,495
Lease liability	63,817	72,069
Total current liabilities	1,680,386	2,012,384

Non-current liability:
Convertible notes	-	358,381
Derivative liability – convertible notes’ conversion option	-	1,063,079
Lease liability	87,825	58,235
Total non-current liability	87,825	1,479,695

TOTAL LIABILITIES	1,768,211	3,492,079

Commitments and contingencies	-	-

Shareholders’ equity
Preferred shares (par value of US$0.001 per share; 50,000,000 shares authorized; nil and 62,115 issued and outstanding as of July 31, 2025 and January 31, 2026, respectively)	-	62
Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized; 4,943,920 and 9,994,117 shares issued and outstanding as of July 31, 2025 and January 31, 2026, respectively)*	4,944	9,995
Additional paid-in capital	986,538	8,912,316
Accumulated deficit	(49,207)	(3,141,719)
Accumulated other comprehensive income	12,016	269,539
Total shareholders’ equity	954,291	6,050,193
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,722,502	$9,542,272

*	The shares are presented on a retroactive basis to reflect the reverse recapitalization (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

BLACK TITAN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share data, or otherwise noted)

	For the Six Months Ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)

Revenue	$1,682,879	$1,179,735
Cost of revenue	1,061,883	864,079
Gross profit	620,996	315,656

Operating expenses:
Selling and marketing expenses	7,172	12,056
General and administrative expenses	295,470	3,300,862
Total operating expenses	302,642	3,312,918

Income/(loss) from operations	318,354	(2,997,262)

Interest expenses, net	(4,330)	(20,193)
Other (expenses)/income, net	(19,056)	(70,725)
Total other (expenses)/income, net	(23,386)	(90,918)

Income/(loss) before income taxes	294,968	(3,088,180)
Income tax expense	-	4,332
Net income/(loss)	294,968	(3,092,512)

Other comprehensive income:
Foreign currency translation adjustment, net of tax	29,609	257,523
Comprehensive income/(loss)	$324,577	$(2,834,989)

Earnings/(loss) per share
Basic and diluted	$0.0597	$(0.4472)
Weighted average number of ordinary shares*
Basic and diluted	4,943,920	6,915,527

*	The shares are presented on a retroactive basis to reflect the reverse recapitalization (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

BLACK TITAN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for share data, or otherwise noted)

	Preferred shares		Share capital		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)/income	equity
Balance as of July 31, 2024	-	$-	4,943,920	$4,944	$986,538	$(259,118)	$(52,551)	$679,813
Net income	-	-	-	-	-	294,968	-	294,968
Foreign currency translation adjustment	-	-	-	-	-	-	29,609	29,609
Balance as of January 31, 2025 (Unaudited)	-	$-	4,943,920	$4,944	$986,538	$35,850	$(22,942)	$1,004,390
				-	-	-	-	-
Balance as of July 31, 2025	-	$-	4,943,920	$4,944	$986,538	$(49,207)	$12,016	$954,291
Net loss	-	-		-	-	(3,092,512)	-	(3,092,512)
Reverse merger	60,000	60	2,779,700	2,780	(1,524,620)	-	-	(1,521,780)
Issuance of Series A Preferred Shares	5,500	5	-	-	5,499,995	-	-	5,500,000
Issuance of ordinary shares for conversion of Series A Preferred Shares	(3,385)	(3)	907,507	908	(905)	-	-	-
Issuance of ordinary shares to service providers	-	-	1,362,990	1,363	3,951,308	-	-	3,952,671
Foreign currency translation adjustment	-	-	-	-	-	-	257,523	257,523
Balance as of January 31, 2026 (Unaudited)	62,115-	$62	9,994,117	$9,995	$8,912,316	$(3,141,719)	$269,539	$6,050,193

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

BLACK TITAN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data, or otherwise noted)

	For the Six Months Ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$294,968	$(3,092,512)
Adjustments to reconcile net loss to net cash used in operating activities:
Reversal for credit losses	(856)	-
Depreciation of property and equipment and amortization of intangible assets	6,151	16,310
Amortization of right-of-use assets	14,080	32,050
Interest expense	1,910	35,104
Fair value changes of derivative liability		92,562
Issuance costs allocated to derivative liability		121,751
Share-based payment expenses	-	676,667
Changes in operating assets and liabilities
Accounts receivable	(40,571)	123,403
Contract assets	3,536	-
Deferred costs	225,816	93,950
Prepaid expenses and other current assets	(16,395)	(932,442)
Lease liabilities	(14,081)	(32,050)
Accounts payable	60,169	(195,794)
Contract liabilities	(312,907)	(381,599)
Accrued expenses and other current liabilities	(32,575)	(524,328)
Net cash provided by/(used in) operating activities	189,245	(3,966,928)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(113,489)	(12,255)
Cash acquired in reverse recapitalization	-	1,955,450
Net cash (used in)/provided by investing activities	(113,489)	1,943,195

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds on issuance of convertible notes	-	1,192,450
Issuance of Series A Preferred Shares	-	5,500,000
Repayment of notes payable	(264,286)	(134,355)
Repayments of long-term borrowings	(37,991)	(31,229)
Payment for offering costs	(123,827)	(252,741)
Payment for warrant settlement	-	(1,071,025)
Net cash (used in)/provided by financing activities	(426,104)	5,203,100

Effect of exchange rate changes	53,916	241,682

Net (decrease)/increase in cash and cash equivalents and restricted cash	(296,432)	3,421,049

Cash and cash equivalents and restricted cash, at beginning of period	1,234,030	1,183,931
Cash and cash equivalents and restricted cash, at end of period	937,598	4,604,980

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET	$	$
Cash and cash equivalents	371,963	3,932,478
Restricted cash	565,635	672,502
Total cash and cash equivalents and restricted cash	$937,598	$4,604,980

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	$-	$-
Interest paid	$2,106	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOWS INFORMATION:
Lease liability arising from obtaining right-of-use asset	$190,518	$-
Payment of professional fees by a related party	$375,150	$-
Ordinary shares issued to prepay for services	-	3,952,671
Issuance of shares for the reverse acquisition, net of offering costs	-	1,521,780

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization

Black Titan Corporation (formerly known as BSKE Limited) (the “Company”, with its subsidiaries collectively as the “Group”) was incorporated under the laws of the Cayman Islands on July 11, 2024. The Company was formed for the purpose of effecting a merger among Titan Pharmaceuticals Inc. (“TTNP”), and TalenTec Sdn Bhd (“TalenTec”, formerly known as KE Sdn. Bhd. “KE Sdn Bhd”) through a series of transactions pursuant to the definitive agreement entered into on August 19, 2024. As a result of the transactions, TTNP and TalenTec are surviving entities and have become wholly owned subsidiaries of the Company, with the Company serving as a public-listed company whose shares shall be traded on Nasdaq.

TTNP is incorporated in Delaware and prior to the Merger, TTNP had substantially divested its operating assets and was pursuing strategic alternatives.

TalenTec is a private limited company incorporated and domiciled in Malaysia, which is principally engaged in software implementation and training.

Keda Pte. Ltd. (“KEDAS”), which is 100% owned by TalenTec, was incorporated in Singapore. KEDAS is principally engaged in software services.

TalenTec and KEDAS provide Human Capital Management (HCM) technology consulting services to help client organizations streamline business operations, increase employee productivity and improve employee engagement.

(b) Reverse recapitalization

On October 1, 2025 (the “Closing Date”), the Company consummated the acquisition of all the issued and outstanding shares of TTNP and TalenTec in accordance with the terms of the Merger Agreement in two steps (the “Merger”):

TTNP Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of TTNP, merged with and into TTNP. Merger Sub ceased to exist and TTNP became the surviving corporation and a direct wholly owned subsidiary of the Company. Each issued and outstanding share of common stock of TTNP was exchanged for one ordinary share of the Company. Trading of TTNP’s common stock on the Nasdaq Capital Market ceased at the close of business on October 1, 2025, and the Company’s ordinary shares commenced trading on Nasdaq on October 2, 2025 under the ticker symbol “BTTC”.

In accordance with the terms of the Share Exchange Agreement, immediately following the effectiveness of the merger, each TalenTec shareholder contributed and exchanged all of its shares in TalenTec for the Company’s ordinary shares (“Black Titan Ordinary Shares”). As a result of the share exchange, TalenTec became a direct wholly owned subsidiary of the Company. Pursuant to the terms of the Share Exchange Agreement, each TalenTec shareholder contributed all of such it shares in TalenTec to the Company, and, in exchange, the Company issued to the TalenTec’s shareholders, for each share contributed, 8.524 newly-issued Black Titan Ordinary Shares. Upon the execution of the Merger, a total of 7,210,800 Black Titan Ordinary Shares were issued in the aggregate.

TalenTec was determined to be the accounting acquirer given it effectively controlled the combined entity after the transaction. The transaction is not a business combination because the Company upon its merger with TTNP (as the accounting acquiree) was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by TalenTec for the net liabilities of the Company upon its merger with TTNP, accompanied by a recapitalization. As TalenTec is determined as the accounting acquirer, the historical financial statements of TalenTec became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization.

The unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended January 31, 2025 were also adjusted retrospectively to reflect these changes.

At the completion of the reverse recapitalization, the combined net liabilities of BTTC and TTNP acquired by TalenTec were in the amount of US$608,450 as shown below.

As of September 30,
2025
Cash and cash equivalents	$1,955,450
Prepaid expenses and other current assets	94,978
Total current assets	2,050,428
Property and equipment, net	5,252
Total assets	2,055,680

Accounts payable	$261,083
Accrued expenses and other current liabilities	2,403,047
Total current liabilities	2,664,130
Total liabilities	2,664,130

Net liabilities	$(608,450)

F-6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited and condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended July 31, 2025. These accounting policies are consistent with those disclosed in the Group’s audited consolidated financial statements for the year ended July 31, 2025. Only policies relevant to material new transactions in the current interim period, or where there has been a change, are described below.

The accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the TalenTec’s consolidated financial statements for the year ended July 31, 2025 (included in the Company’s F-1/A filing to the SEC on May 12, 2026). The results of operations for the six months ended January 31, 2026 are not necessarily indicative of the results for the full year.

(b) Principles of consolidation

The basis of consolidation is unchanged from the Group’s audited consolidated financial statements for the year ended July 31, 2025. Consolidation includes TTNP, TalenTec and KEDAS from October 1, 2025, the date of the reverse recapitalization.

(c) Use of estimates

Preparation of these financial statements requires management estimates that affect reported amounts. Significant estimates include allowances for expected credit losses, fair value of the bifurcated embedded derivative liability of the Group’s convertible notes issued and estimates for useful lives and impairment of long-lived assets.

F-7

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(d) Foreign currency translation and transaction

The reporting currency is the U.S. dollar. The functional currency of the Company and TTNP is U.S. dollar; TalenTec and KEDAS use Malaysian Ringgit and Singapore Dollar, respectively. Translation methodology is unchanged from the audited consolidated financial statements for the year ended July 31, 2025. Loss from foreign currency transactions for the six months ended January 31, 2025 and 2026 was US$18,151 and US$1,767, respectively.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	As of July 31,	As of January 31,
Balance sheet items, except for equity accounts	2025	2026
US$ against RM	4.2625	3.9390
US$ against SGD	1.2977	1.2699

	For the six months ended January 31,
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	2025	2026
US$ against RM	4.3864	4.1532
US$ against SGD	1.3282	1.2894

F-8

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(e) Accounting policies for accounts receivable, net, property and equipment, impairment of long-lived assets, and leases

Accounting policies for accounts receivable, net, property and equipment, impairment of long-lived assets, and leases are unchanged from the audited consolidated financial statements for the year ended July 31, 2025.

For the Group’s property and equipment, the depreciation rates are as follows:

Category	Rate
Computer, terminals & peripherals	20%-40%
Furniture, fittings, office equipment & renovation	10%-20%

For the six months ended January 31, 2025 and 2026, there was no impairment of long-lived assets.

(f) Fair value measurement

Fair value is measured under ASC 820 using a three-level hierarchy. Level 3 is used for the fair value of the bifurcated conversion feature of the convertible note (see Note 8). Carrying amounts of cash, restricted cash, receivables, payables and accrued expenses approximate fair value due to short maturities. There were no transfers between levels during the periods presented.

(g) Convertible notes

The Group evaluates its convertible note to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging”. The Group has evaluated whether the conversion feature of the Initial Note (Note 8) is considered an embedded derivative instrument subject to bifurcation. Based on the Group’s evaluation, the conversion feature is required to be bifurcated as a separate unit of liability account and measured at fair value as it is not clearly and closely related to the debt host contract. The fair value of the bifurcated conversion feature was US$1,063,079 as of January 31, 2026 and was recorded as a non-current derivative liability in the unaudited condensed consolidated balance sheet. Changes in fair value of the derivative liability are recognized in the changes in the fair value of financial instruments in the unaudited condensed consolidated statement of operations. The host of Initial Note was measured at amortized cost using the effective interest method.

F-9

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(h) Revenue recognition

The Group’s revenue streams comprise maintenance services, implementation services, SaaS subscriptions, software licenses and other support services. Maintenance, implementation, SaaS and other support services are recognized over time as services are performed. Software license revenue is recognized at the point in time the license is made available.

The following table disaggregates the Group’s revenue for the six months ended January 31, 2025 and 2026:

	For the six months ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)
Revenue:
Maintenance services	$579,709	$557,182
Implementation services	607,813	260,141
SaaS subscription fees	213,261	299,970
Licensing	139,105	48,213
Other	142,991	14,229
Total	$1,682,879	$1,179,735

The following table presents revenue classified by timing of revenue recognition for the six months ended January 31, 2025 and 2026:

	For the six months ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)
Point in time	$139,105	$48,213
Over time	1,543,774	1,131,522
Total	$1,682,879	$1,179,735

(i) General and administrative expenses

General and administrative expenses mainly consist of (i) professional service fees, (ii) salaries and other personnel-related costs, and (iii) rental and depreciation related to general and administrative personnel.

F-10

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(j) Earning per share

Basic earning per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net income is not allocated to other participating securities if, based on their contractual terms, they are not obligated to share the losses. The Company’s preferred shares are participating securities for the rights to dividends in the same form as that actually paid on ordinary shares. There was no allocation of losses to the preferred shares for the six months ended January 31, 2026 as preferred shareholders do not have contractual obligations to share in losses, and the net loss for the period was allocated entirely to the ordinary shares.

Diluted earning per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earning per share calculation when inclusion of such share would be anti-dilutive.

The weighted-average number of ordinary shares outstanding used in computing earnings per ordinary share (basic and diluted) for the six months ended January 31, 2025 has been retrospectively adjusted from TalenTec’s historical weighted-average of 580,000 shares to 4,943,920 ordinary shares to reflect the application of the 8.524:1 exchange ratio in the reverse recapitalization. The earnings per share before and after the retrospective adjustment are as follows:

	For the six months ended January 31, 2025
	Before adjustment	After adjustment
	(Unaudited)	(Unaudited)
Earnings per share
Basic and diluted	$0.51	$0.0597
Weighted average number of ordinary shares
Basic and diluted	580,000	4,943,920

F-11

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(k) Segment reporting

The Group operates as one reportable segment. The CODM is the Chief Executive Officer, who reviews consolidated net income to allocate resources and assess performance. As a single-segment public entity, the Group has adopted ASU 2023-07; expanded segment information is not separately presented because it is the same as the consolidated information in these financial statements. The Group’s long-lived assets are substantially located in Malaysia.

Significant segment expenses regularly provided to the CODM are cost of revenues, selling and marketing expenses, general and administrative expenses, and share-based compensation, as presented in the condensed consolidated statements of operations.

(l) Share-based payment

Equity-classified share-based payment awards to non-employees for services are measured at grant-date fair value based on the quoted market price of the Company’s ordinary shares and recognized over the requisite service period.

(m) Recent accounting pronouncements not yet adopted

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

F-12

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Group expects the adoption on this ASU will not have a material effect on the Group’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and comprehensive income (loss) and cash flows.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Accounts receivable	$300,871	$195,273
Less: Allowance for credit loss	(133,718)	(144,700)
Accounts receivable, net	$167,153	$50,573

Movement of allowance for credit loss was as follows:

	For the six months ended January 31,	For the six months ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$125,035	$133,718
Additions	-	-
Reversal	(856)	-
Foreign exchange differences	3,750	10,982
Balance at end of the period	$127,929	$144,700

F-13

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, net consist of the following:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Prepaid expenses (1)	$256	$4,308,542
Deposits	47,654	52,698
Prepaid taxes	7,821	2,221
Prepaid expenses and other current assets	$55,731	$4,363,461

(1)	Prepaid expenses mainly include prepayment to advisors under financial advisory and consulting service agreements as of January 31, 2026. In December 2025, the Group entered into separate financial advisory and consulting service agreements with three consulting service providers (including two related parties as disclosed in Note 12 below). The services under these agreements include general financial advisory services, as well as advisory and support services related to potential capital-raising activities. On January 13, 2026, the Group issued 454,330 ordinary shares to each provider. The service period for each agreement is one year, and the related share-based compensation cost is being recognized on a straight-line basis over the respective service period. For the six months ended January 31, 2026, the Group recorded $676,667 in administrative expenses related to these three agreements, with a corresponding prepaid expense balance of $3,276,004 recognized on the consolidated balance sheet.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Furniture, Fittings, Office Equipment & Renovation	$112,172	$123,136
Computer Terminal & Peripherals	25,871	44,518
Sub-total	138,043	167,654
Accumulated depreciation	(30,078)	(49,818)
Property and equipment, net	$107,965	$117,836

Depreciation expenses were US$6,151 and currency translation difference were US$9,092 for the six months ended January 31, 2025.

Depreciation expenses were US$16,310 and currency translation difference were US$792 for the six months ended January 31, 2026.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Accrued severance pay(1)	$-	$800,000
Non-trade creditors(2)	501,795	418,528
Accrued expenses	28,262	69,251
Payroll payable	31,931	24,163
Other tax payable(3)	38,634	21,182
Interest payable	2,882	9,441
Accrued expenses and other current liabilities	$603,504	$1,342,565

(1)	In January 2026, Mr. Lazar, the former Chief Executive Officer of TTNP, asserted a claim against the Company alleging an entitlement to a special bonus arising in connection with the merger that closed on October 1, 2025. Following negotiations between the Company and Mr. Lazar, on April 15, 2026, the Company and Mr. Lazar agreed to fully and finally resolve the disputed claim through a one-time payment of US$800,000 (the “Settlement Amount”). The Settlement Amount was paid in full on April 15, 2026, and Mr. Lazar acknowledged that the Group owes no further amounts.

(2)	The balance mainly represented payable to The Sire Group Ltd. amounted to US$377,317 as of July 31, 2025. The Sire Group Ltd., as a former related party of the Group before December 23, 2024, has paid professional fees on behalf of the Group. The payable amounted to US$417,760 as of January 31, 2026.

(3)	Other tax payable mainly include the sales and service tax (“SST”) payable.

F-14

7.	BORROWINGS

Borrowings consisted of the following:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Current
Long-term borrowings	$19,597	$3,495
Total current borrowings	$19,597	$3,495

Non-Current
Long-term borrowings	-	-
Total non-current borrowings	$-	$-

For the six months ended January 31, 2025 and 2026, the Group made net repayment of bank overdraft of US$127,106 and US$16,102, respectively.

Long-term borrowings represented term loans from commercial banks with term over 1 year and for working capital purpose. Details of the borrowings were summarized as follows:

Lender	Start date	Maturity date	Number of monthly installments	Monthly installment	Interest rate	Principal Amount (US$)	Guarantee
Alliance Bank Malaysia Berhad	March 1, 2021	February 28, 2026	60	US$2,825 (RM12,004)	3.50% per annual	US$152,956 (RM650,000)	1. Joint and several guarantee of the following persons: (i) HO SAY SAN (ii) CHOO YEOW 2. Confirmation of guarantee from Credit Guarantee Corporation Malaysia Berhad for RM520,000

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Weighted-average remaining term (years)	0.07	-
Weighted-average discount rate	3.50%	3.50%

Interest expenses were US$3,006 and US$237 for the six months ended January 31, 2025 and 2026, respectively.

F-15

8.	CONVERTIBLE NOTES

On January 16, 2026, the Company entered into securities purchase agreement (the “SPA”) and Registration Rights Agreement (the “RRA”) with an institutional investor (the “Buyer”) relating to the issuance and sale of a series of original issue discount senior unsecured convertible notes for up to an aggregate principal amount of US$200,000,000 (the “Notes”). The Notes are convertible into ordinary shares of the Company, par value US$0.001 per share.

On January 16, 2026, the Company issued and sold to the Buyer a Note in the original principal amount of US$1,515,000 (the “Initial Note”) at a purchase price of US$1,363,500 representing an original issuance discount of 10% to the principal of the Initial Note. Unless earlier converted, the Initial Note will mature on January 16, 2028 (the “Maturity Date”). The Note will accrue interest at a rate of 10% per annum, subject to adjustment pursuant to the terms of the Note. Interest is payable on the first Trading Day (as defined in the Note) of each calendar month, with the first being February 2, 2026. The Company has the option, provided certain conditions are met, to pay interest in cash, a combination of cash and ordinary shares, or, with the Buyer’s prior consent, to add the amount of such interest to the outstanding principal of a Note. The Buyer has the right to convert all or a portion of the Note at any time after the date of issuance and prior to the Maturity Date, at a conversion price of US$1.98, with the amount of 110% of the sum of the portion of the principal to be converted, accrued and unpaid interests and late charges as well as any other unpaid amounts (the “Conversion Amount”).

At any time, the Buyer may at the Buyer’s option convert all or any part of the Conversion Amount (the “Alternate Conversion Amount”) into ordinary shares at a conversion rate equal to the quotient of (x) the Conversion Amount, divided by (y) the Alternate Conversion Price; provided, that if an event of default has occurred and is continuing, the Buyer may at the Buyer’s option convert the Alternate Conversion Amount into ordinary shares at a conversion rate equal to the quotient of (x) 120% of the Conversion Amount, divided by (y) the Alternate Conversion Price. Alternate Conversion Price shall be the lower of (i) the applicable conversion price and (ii) the greater of (x) the Floor Price then in effect and (y) 90% of the lowest Volume Weighted Average Price (“VWAP”) of the ordinary shares during the 10 consecutive Trading Days period.

As of January 31, 2026, only Initial Note has been issued under the SPA. The remaining undrawn capacity under the SPA does not give rise to a recognized asset or liability in these interim financial statements and will be evaluated for recognition and disclosure as additional notes are issued. The Company received net proceeds of US$1,192,450 in January 2026 under the issuance of the Initial Note.

In April 2026, the Company and the holder of the Initial Note amended the Securities Purchase Agreement and the form of Senior Unsecured Convertible Note. The principal change was the removal of the Adjusted Floor Price reset mechanism. Following the amendment, the Floor Price remains fixed at US$0.3248 per ordinary share and is no longer subject to automatic reset. All other material terms of the Initial Note remain unchanged.

Based on the Group’s evaluation, the conversion feature of the convertible notes is required to be bifurcated as a separate unit of a derivative liability and measured at fair value as it is not clearly and closely related to the debt host contract; while the host of Initial Note initially measured at amortized cost at a discount and accreted over its life. The fair value of the derivative liability was determined by management with the assistance of an independent third-party valuation specialist based on binomial model, which captures the path-dependent payoff of the Alternate Conversion feature, with risk-neutral probabilities applied at each node and discounting at the risk-free rate. Key assumptions are summarized below.

Derivative liability
Discount rate	13.62%
Risk-free rate	3.60%
Dividend yield	0.00%
Volatility	80.89%

The following table provides additional information about the reconciliation of the fair value measurements of the derivative liability using significant unobservable inputs (Level 3):

Derivative liability
Initial fair value as of January 16, 2026	$970,517
Loss on fair value change	92,562
Fair value as of January 31, 2026	$1,063,079

F-16

9.	LEASING

The Group has entered into a non-cancellable operating lease agreement for its offices. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

Balances for the operating leases are presented as follows within the unaudited condensed consolidated balance sheets:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Right-of-use asset	$151,642	$130,304

Lease liability - current	63,817	72,069
Lease liability - non-current	87,825	58,235
Total lease liability	$151,642	$130,304

For the six months ended January 31, 2025 and 2026, lease expense were US$27,038 and US$38,147, respectively and were recognized as general and administrative expenses.

Weighted-average remaining lease term and discount rate are as follows:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Weighted-average remaining lease term (years)	2.25	1.75
Weighted-average discount rate	8.56%	8.56%

As of January 31, 2026, the maturities of the Group’s lease liability are as follows:

Remaining of FY2026	40,222
FY2027	80,443
FY2028	20,111
Total minimum lease payment	140,776
Less: interest	10,472
Present value of lease obligation	$130,304

10.	WARRANT, PREFERRED SHARES AND ORDINARY SHARES

Warrant

By virtue of the Merger, without any action on the part of any holder of TTNP warrants or options, each TTNP warrant or option that was issued and outstanding immediately prior to the Merger become a warrant or option, as applicable, to purchase that number of Black Titan Ordinary Shares equal to the number of shares of TTNP’s common stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Otherwise described, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the Merger.

F-17

10.	WARRANT, PREFERRED SHARES AND ORDINARY SHARES – Continued

Notwithstanding the foregoing, a holder of those certain TTNP warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain TTNP warrants initially exercisable January 20, 2021, expiring July 20, 2026; or those certain TTNP warrants initially exercisable February 4, 2022, expiring August 4, 2027 (collectively, the “Warrants”) had the right, within 30 days after consummation of the Merger, to require TTNP to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion. In connection with the Merger, the Company assumed the Warrants. All of the Warrant holders elected to have the Warrants repurchased:

(1)	In October 2025, the Company repurchased the Warrant initially exercisable on October 30, 2020 (exercisable for 16,667 ordinary shares, adjusted from an original 10,000,000 ordinary shares for a 1 for 30 and a 1 for 20 reverse stock splits) based on its Black Scholes Value of US$0.8743 per share, for US$14,572. This Warrant was cancelled and is no longer outstanding as of January 31, 2026;

(2)	In October 2025, the Company repurchased the Warrant initially exercisable on January 20, 2021 (exercisable for 34,063 ordinary shares) based on its Black Scholes Value of US$1.6573 per share, for US$56,453. This Warrant was cancelled and is no longer outstanding as of January 31, 2026;

(3)	On October 30, 2025, the Company entered into a Settlement Agreement, dated October 30, 2025, between the Company and Armistice Capital Master Fund Ltd. (“Armistice”). Armistice held a TTNP warrant, initially exercisable on February 4, 2022, for 4,664,038 ordinary shares. In lieu of the payment of the Black Scholes Value, the Board of Directors approved a payment to such investor, consisting of (i) US$1,000,000 in cash, and (ii) the issuance of US$2,000,000 in restricted ordinary shares of the Company at a price of US$3.90 per share, resulting in the issuance of 512,820 restricted ordinary shares, representing the closing price of the shares on October 29, 2025. The warrant was cancelled and is no longer outstanding as of January 31, 2026.

Preferred Shares

On June 20, 2025, the Company and ARC Group Limited (“ARC”) entered into a subscription agreement for the purchase of up to US$4,000,000 of Series A Preferred Shares, which may be drawn down in tranches at the option of the Company by way of a “drawdown” (the “PIPE”). Under the subscription agreement, the Company may, in its sole discretion, and upon written notice to the Series A Investor (the “Drawdown Notice”), sell to the ARC such number of Series A Preferred Shares (each demand referred to as a “Drawdown”) as set forth in the Drawdown Notice, at any time through September 30, 2026. The Series A Preferred Shares are convertible into the Company’s ordinary shares at a conversion price equal to 85% of the VWAP for the trailing five business days as of the date the Company sends a Drawdown Notice. On August 21, 2025, the subscription agreement was amended to increase the amount of Series A Preferred Shares to be purchased thereunder to up to US$6,000,000. There is no redemption provision for Series A Preferred Shares. On October 1, 2025, the Company submitted a Drawdown Notice for US$5,500,000, resulting in the issuance of 5,500 Series A Preferred Shares to the Series A Investor. On January 8, 2026, ARC converted 3,385 Series A Preferred Shares into 907,507 ordinary shares.

On June 26, 2025, Blue Harbour purchased 60,000 shares of TTNP series C convertible preferred stock for an aggregate purchase price of $600,000 and the conversion price of $3.40. On October 1, 2025 with the closing of reverse recapitalization, 60,000 issued to Blue Harbor series C convertible preferred stock of TTNP were exchanged for 60,000 series C convertible preferred stock of the Company and the conversion price remain unchanged.

Ordinary Shares

The ordinary shares as of July 31, 2025 are presented on a retroactive basis to reflect the reverse recapitalization (Note 1). As of July 31, 2025, 1,000,000,000 ordinary shares were authorized, 4,943,920 ordinary shares were issued and outstanding after the retroactive adjustment.

On October 1, 2025 with the closing of reverse recapitalization, (i) 1,397,655 issued and outstanding shares of common stock of TTNP were exchanged for 1,397,655 ordinary shares of the Company; (ii) 869,225 ordinary shares of the Company were issued in exchange for 810,118 shares of TTNP Series AA Preferred Stock at the exchange ratio of 1:1.07296.

On October 30, 2025, the Company issued 512,820 ordinary shares for a warrant settlement with Armistice.

On January 13, 2026, the Company issued a total of 1,362,990 ordinary shares to third-party consulting service providers in exchange for general financial advisory services and advisory and support services in connection with potential capital raising activities.

On January 8, 2026, the 3,385 out of 5,500 Series A Preferred Shares have been converted into 907,507 ordinary shares.

As of January 31, 2026, 1,000,000,000 ordinary shares were authorized and 9,994,117 ordinary shares were issued and outstanding.

F-18

11.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

United States

TTNP is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. TTNP was not subject to federal or state corporate income tax as it did not have assessable profit during the periods presented.

Malaysia

TalenTec is incorporated in Malaysia and governed by the income taxes laws of Malaysia. The income taxes provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income taxes rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. TalenTec does not qualify for the SME preferential tax rate under the Malaysia Income Tax Act and is therefore subject to standard Malaysia corporate income tax rate of 24% during the six months ended January 31, 2026.

Singapore

KEDAS is incorporated in Singapore and considered a Singapore tax resident enterprise under Singapore tax laws and subject to enterprise income tax on its taxable income as determined under Singapore tax laws at a statutory tax rate of 17%.

The components of loss/income before income taxes were comprised of the following:

	For the six months ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)
Tax jurisdictions from:
-Cayman Islands	$-	$(1,740,061)
-United States	-	(1,228,020)
-Malaysia	314,371	(95,024)
-Singapore	(19,403)	(25,075)
Income/(loss) before income taxes	$294,968	$(3,088,180)

F-19

11.	TAXATION – Continued

The provision for income taxes consisted of the following:

	For the six months ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)
Current:
-Malaysia	$-	$4,332
-Singapore	-	-
-Others*	-	-

Deferred:
-Malaysia	-	-
-Singapore	-	-
-Others*	-	-
Income tax expense	$-	$4,332

* Refer to the subsidiaries in Cayman Islands and United States.

As of July 31, 2025 and January 31, 2026, the Group did not recognize any net deferred tax assets, as the Group has provided a full valuation allowance, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the Group’s subsidiaries operate.

Uncertain Tax Position

As of July 31, 2025 and January 31, 2026, the Group did not have any unrecognized uncertain tax positions, and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended January 31, 2025 and 2026, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

F-20

12.	RELATED PARTY TRANSACTIONS

The following is a list of material related parties of the Group during the periods presented:

No.	Name of related parties	Relationship
1	HO SAY SAN	Shareholder and director of the Group
2	CHOO YEOW	Shareholder and director of the Group
3	Gokika Global Limited*	Controlled by immediate family member of the Group’s co-CEO, Shang Ju (Czhang) Lin
4	Rentei International Limited*	Controlled by immediate family member of the Group’s co-CEO, Shang Ju (Czhang) Lin

*Become related parties since November 2025.

Purchases from related parties

For the six months ended January 31, 2025 and 2026, the Group purchased products and services from its related parties as follows:

	For the six months ended January 31,
	2025	2026
	(Unaudited)	(Unaudited)
Purchases from related parties
Included in general and administrative expenses:
Consulting service from Gokika Global Limited	$-	$225,556
Consulting service from Rentei International Limited	-	225,556
Total	$-	$451,112

As of July 31, 2025 and January 31, 2026, the Group purchased services from its related parties as follows:

	As of July 31,	As of January 31,
	2025	2026
		(Unaudited)
Prepaid expenses - related parties (Note 4):
Gokika Global Limited	$-	$1,092,001
Rentei International Limited	-	1,092,001
Total	$-	$2,184,002

There were no other balances due from or due to related parties as of July 31, 2025 and January 31 2026.

Guarantee provided by related parties

HO SAY SAN and CHOO YEOW provided guarantee for the Group’s bank borrowings (Refer to Note 7).

F-21

13.	EARNINGS/(LOSS) PER SHARE

The following table sets forth the basic and diluted net earnings per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the six months January 31,
	2025	2026
	(Unaudited)	(Unaudited)
Numerator:
Net income (loss)	$294,968	$(3,092,512)

Denominator:
Weighted average number of ordinary shares*	4,943,920	6,915,527

Net earnings/(loss) per share
-Basic and diluted	$0.0597	$(0.4472)

*	The shares are presented on a retroactive basis to reflect the reverse recapitalization (Note 1).

As the Group incurred net loss (including loss on change in fair value and interest expenses on convertible notes issued) for the six months ended January 31, 2026, all potentially dilutive instruments were anti-dilutive and therefore excluded from the diluted EPS computation. Potentially dilutive instruments outstanding as of January 31, 2026 comprised 62,115 preferred shares, which are convertible into ordinary shares at variable conversion prices; and convertible note (Note 8), which is convertible into ordinary shares at a conversion price subject to alternate conversion at 90% of the lowest 10-day VWAP.

14.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company and its subsidiaries are parties to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group did not have significant commitments, long-term obligations, significant contingencies or guarantees as of January 31, 2026 other than the dispute mentioned in Note 6 for which the Group had recognized a payable.

15.	SUBSEQUENT EVENTS

Issuance of Series B Preferred Shares

On April 15, 2026, ARC, the significant shareholder of the Company, provided the funds for payment of the Settlement Amount of US$800,000 (Note 6). In satisfaction of the payment of the Settlement Amount by ARC directly to Mr. Lazar, the Company has issued 800 preferred shares of $0.001 par value each, which are designated as series B preferred shares (the “Series B Preferred Shares”) to ARC, pursuant to the terms of a Securities Purchase Agreement on May 8, 2026. The Series B Shares are convertible, at any time, and from time to time, into the Company’s ordinary shares at a conversion price of 80% of the 5-day VWAP immediately preceding the applicable conversion date.

The Group evaluated subsequent events through June 5, 2026 that the unaudited condensed consolidated financial statements are available to be issued and concluded that no other subsequent events have occurred that would require recognition or disclosure in the unaudited condensed consolidated financial statements.

F-22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Chay Weei Jye
Name:	Chay Weei Jye
Title:	Chief Executive Officer

Dated: June 12, 2026